UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

 COSAN S.A.

Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly Held Company

CVM 19836

NOTICE TO THE MARKET

Cosan S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”) informs its shareholders and the market in general that, on April 11, 2022, released its 2021 Sustainability Report, containing the improvements of the Company's EESG* journey.

This report follows the Standards of the Global Reporting Initiative (GRI) – Core option. It also includes indicators from the Sustainability Accounting Standards Board (SASB) associated with the sectors and industries of the investee companies and related to the material topics, in addition to recommendations from the Task Force on Climate-related Financial Disclosures (TCFD).

To learn more about our EESG agenda access the full report, available on the Company's IR website (https://www.cosan.com.br/en/).

São Paulo, April 20, 2022

Ricardo Lewin

Chief Financial and Investor Relations Officer

(*) Economics, Environmental, Social and Governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2022

COSAN S.A.
By:	/s/ Ricardo Lewin
Name: Ricardo Lewin
Title: Chief Financial and Investor Relations Officer